February 9, 2022

VIA E-MAIL

Terrence O. Davis, Trustee
Cantor Select Portfolios Trust
110 E. 59th Street
New York, NY 10022

       Re:    Cantor Select Portfolios Trust (the    Trust   ) N-1A (File No.
333-262101; 811-
              23774)

Dear Mr. Davis,

         On January 11, 2022 and January 14, 2022, you filed a registration statement and an amended registration statement, respectively, on Form N-1A, on behalf of the Trust. We have reviewed the amended registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General
    1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

    2. Please inform the staff if a party other than the Fund   s sponsor or an
affiliate is
       providing the Fund with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Prospectus

Expense Example, page 2
     3. As the fund is new, please delete the 5 Year and 10 Year columns of the Expense
       Example. See Instruction 6(b) to Item 3 of Form N-1A.

Principal Investment Strategies, pages 2-3

    4. In order to comply with the requirements of Rule 35d-1 of the Investment Company Act of 1940, please disclose that the Fund will have a policy to invest at least 80% of net assets plus borrowings in equity securities.

    5. Please include more specific details about the Sub-Advisor   s starting
investment universe
       and the    risk control and valuation screens    that the Sub-Advisor
will apply to that
       universe. Please also disclose in the filing what you mean by
earnings quality    and how
       you evaluate it.

Principal Risks of Investing in the Fund, pages 3-5

    6. Please consider whether Information Technology Sector Risk should be added as a principal risk of investing in the Fund.

    7. We are unable to locate principal investment strategy disclosure corresponding to LIBOR
       Risk. Please advise or revise.

    8. We are unable to locate principal investment strategy disclosure corresponding to investing in emerging market countries, debt securities and derivatives, as described under COVID-19 Risk. Please advise or revise.

Performance Information, page 5

    9. Please include the narrative disclosure required by Item 4(b)(2)(i) of Form N-1A (e.g.,
       disclose that the information will show changes in the Fund   s
performance from year to
       year and show how the Fund   s average annual returns compare with those
of a broad
       measure of market performance; and disclose that the Fund   s past
performance is not
       necessarily an indication of how the Fund will perform in the future).

Purchase and Sale of Fund Shares, page 6

    10. Please clarify whether there are any minimum subsequent purchase requirements with respect to the Institutional Class and Class R6 shares. See Item 6(a) of Form N-1A.

Principal Investment Strategies, page 7

    11. Please revise the statements that the Fund invests in    approximately
35-45 common
        stocks    and that the investment team constructs a portfolio of
40-45 stocks    for
        consistency.

 Additional Information, page 30
    12. Please disclose the name of the Fund   s App and the platform(s) where
it is available.

Statement of Additional Information

Investment Limitations, page 2

    13. For clarity, please change    each    Fund to    the    Fund in policy
(1). In addition, please
        advise us what the reference to    tax-exempt obligations    is
designed to cover and why
        such obligations would not be associated with an industry or group of industries.

Additional Information About Investment Policies     Fixed Income Securities,
page 4

    14. Please state that high yield bonds are commonly referred to as    junk
bonds   .

Additional Information About Investment Policies     Derivatives, pages 5-7

    15. Please note that the disclosure will need to be updated to reflect the adoption of rule 18f-
        4 under the Investment Company Act by August 19, 2022.

Management and Other Service Providers     Board Leadership Structure, page 15

    16. If the chairman of the board is an interested person of the Fund, disclose whether the
        Fund has a lead independent director and what specific role the lead independent director plays in the leadership of the Fund. This disclosure should indicate why the
        Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund. See Item 17(b)(1) of Form N-1A.

Management and Other Service Providers     Board Committees     Audit
Committee, page 17

    17. Please reconcile the disclosure in this section that the Audit Committee is responsible for seeking and reviewing nominee candidates for the Board of Trustees and related compensation with the disclosure at the bottom of page 15 that these are the Nominating
        and Governance Committee   s responsibilities. Please also clarify who
is responsible for
        seeking and reviewing nominee candidates for consideration as Interested Trustees.

Management and Other Service Providers     Board Committees     Nominating and
Government
Committee, page 17

    18. Please revise the disclosure about the Nominating and Governance
Committee   s
        responsibilities in this section with the disclosure at the bottom of page 15.

 Redemption and Exchange - Contingent Deferred Sales Charges for Certain Redemptions of
Class A shares Purchased at Net Asset Value, page 30

    19. Given that the Trust was established in December of 2021, it is unclear why there would be shares outstanding on or prior to July 1, 2020. Please advise or revise.

Disclosure of Portfolio Holdings, pages 33-34

    20. Please clarify whether the Fund has any policies and procedures in place with respect to the receipt of compensation or other consideration by the investment adviser, sub-
        advisor or any other party in connection with the disclosure of information about portfolio securities. See Item 16(f)(1)(iv) of Form N-1A.

Part C: Other Information

    21. Please note that we may have additional comments once the Fund subsequently files all exhibits required by Item. 28.

    22. Please add the undertaking regarding indemnification required by Rule 484 under the Securities
        Act.

    23. It is unclear why you have indicated that the Undertaking required by
Item 35 of Form N-1A is
           Not Applicable. Please revise the undertaking to state that the Fund will file by amendment to the registration statement certified financial statements showing the initial capital for the Fund or explain to the staff why the undertaking is not necessary.

                                ACCOUNTING COMMENTS

    24. We note that portions of the registration statement are incomplete. A full financial review (e.g., seed financial statements, auditor's report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

    25. Please provide the name of the fund's independent registered public accounting firm in correspondence.


                                          *          *        *

       Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6751 or WhiteA@sec.gov or Mindy Rotter, Staff Accountant, at
(212) 336-1096 RotterM@sec.gov.

                                                                   Sincerely,

                                                                   /s/ Alison
White
                                                                       Senior
Counsel

cc:    Tanya L. Boyle, Greenberg Traurig, LLP
       Jay Williamson, SEC
       Christian Sandoe, SEC